Exhibit 99.9

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this joint announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this joint announcement.

This joint announcement appears for information purposes only and is not intended to and does not constitute, or form part of, any offer to purchase or subscribe for or an invitation to purchase or subscribe for securities of the Offeror or the Company or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities of the Offeror or the Company in any jurisdiction in contravention of applicable law or regulation.

This joint announcement is not for release, publication or distribution, in whole or in part, in, into or from any jurisdiction where to do so would constitute a violation of the applicable laws or regulations of such jurisdiction.

廣東東陽光藥業股份有限公司	YiChang HEC ChangJiang Pharmaceutical Co., Ltd.
SUNSHINE LAKE PHARMA CO., LTD.	宜 昌 東 陽 光 長 江 藥 業 股 份 有 限 公 司
(a company incorporated in the People’s Republic of	(A joint stock company incorporated in the People’s Republic of China with limited liability)
China with limited liability)	(Stock Code: 01558)

SUNSHINE LAKE PHARMA CO., LTD. AND

YICHANG HEC CHANGJIANG PHARMACEUTICAL CO., LTD.

TO ENTER INTO A LICENSING AGREEMENT WITH

SHENYANG SUNSHINE PHARMACEUTICAL., LTD.

TO COMMERCIALISE CLIFUTINIB BESYLATE

Financial Adviser to the Offeror

Financial Adviser to the Company

Reference is made to (i) the announcement jointly published by Sunshine Lake Pharma Co., Ltd. (the ‘‘Offeror’’) and YiChang HEC ChangJiang Pharmaceutical Co., Ltd. (the ‘‘Company’’) on 10 May 2024 (the ‘‘Joint Announcement’’) in relation to the Merger; (ii) the announcement jointly published by the Offeror and the Company on 7 June 2024 in relation to the extension of time for despatch of the Composite Document; and (iii) the announcements jointly published by the Offeror and the Company on 5 July 2024, 5 August 2024, 4 September 2024, 4 October 2024 and 5 November 2024 in relation to the monthly update on the Merger. Unless the context requires otherwise, capitalised terms used herein shall have the same meanings as those defined in the Joint Announcement.

This announcement is made by the Offeror and the Company pursuant to Rule 8.1 of the Takeovers Code.

The Offeror and the Company wish to inform the shareholders of the Company of the attached press release regarding the entering into of a licensing agreement by the Offeror and the Company with Shenyang Sunshine Pharmaceutical Co., Ltd. (‘‘Shenyang Sunshine’’), a biopharmaceutical company based in Shenyang, the PRC, and a subsidiary of 3SBio Inc., a company listed on the Main Board of The Stock Exchange of Hong Kong (stock code: 1530), for Clifutinib Besylate (‘‘Clifutinib’’). Under the terms of the agreement, Shenyang Sunshine was granted the exclusive commercialisation rights of Clifutinib in respect of specific indications in China and the Offeror and the Company will retain the commercialisation rights of Clifutinib outside of China and the Offeror can receive an upfront cash payment of RMB$60 million and development, regulatory and commercial milestone payments, over the licensing agreement’s term. The development and registration milestone payments are contingent upon reaching defined research stages and obtaining certain regulatory approvals within a specific timeframe, among other defined circumstances. Following the first commercial sale of Clifutinib in China and in each month during the term of the licensing agreement, the Offeror will pay an agreed percentage of the net sale proceeds the Offeror received in respect of the sale of Clifutinib in China in that month as service fee to Shenyang Sunshine. The commercial milestone payments are contingent upon reaching defined annual sales thresholds. The licensing agreement’s term is from the date of signing of the licensing agreement to at least fifteen years following the date of the first commercial sale. The licensing agreement is a measure taken to commercialise Clifutinib pursuant to the Drug R & D Pipeline Cooperation Framework Agreement between the Offeror and the Company dated 29 November 2023.

WARNING: The Offeror and the Company cannot guarantee that (1) they or Shenyang Sunshine are able to successfully develop or eventually commercialise such product, (2) whether the Offeror will be able to receive the relevant milestone payments under the licensing agreement or (3) what implications the licensing agreement may have on the Company and the Offeror’s profitability. Shareholders and potential investors of the Company are advised to exercise caution when dealing in the shares of the Company.

The Pre-Conditions and the Conditions to effectiveness must be fulfilled before the Merger Agreement becomes effective. The Merger Agreement becoming effective is therefore a possibility only. Further, Shareholders, investors and potential investors in the securities of the Company should be aware that the implementation of the Merger is subject to the Conditions to implementation set out in the Joint Announcement being satisfied or waived, as applicable. Neither the Offeror nor the Company provides any assurance that any or all Conditions or Pre-Conditions can be fulfilled, and thus the Merger Agreement may or may not become effective or, if effective, may or may not be implemented or completed. Shareholders, investors and potential investors in the securities of the Company should therefore exercise caution when dealing in the securities of the Company. Persons who are in doubt as to the action to take and the implications arising from the Merger should consult their stockbroker, bank manager, solicitor or other professional advisers (including tax adviser regarding the tax consequences of the cancellation of the Shares and the implementation of the Merger).

NOTICE TO U.S. H SHAREHOLDERS

The Merger will be implemented by way of a merger by absorption provided for under the laws of the PRC, which will involve the exchange of securities of two companies incorporated in the PRC with limited liability and the cancellation of the securities of a company incorporated in the PRC with limited liability. The Merger is subject to Hong Kong disclosure requirements, which are different from those of the United States. The financial information included in the Company’s announcements has been prepared in accordance with IFRS and thus may not be comparable to financial information of U.S. companies or companies whose financial statements are prepared in accordance with generally accepted accounting principles in the United States.

U.S. H Shareholders may encounter difficulty enforcing their rights and any claims arising out of the U.S. federal securities laws, as the Offeror and the Company are located in a country outside the United States and some or all of their respective officers and directors may be residents of a country other than the United States. U.S. H Shareholders may not be able to sue a non-U.S. company or its officers or directors in a non-U.S. court for violations of the U.S. securities laws. Further, U.S. H Shareholders may encounter difficulty compelling a non-U.S. company and its affiliates to subject themselves to a U.S. court’s judgment.

In accordance with the Takeovers Code and Rule 14e-5(b) of the U.S. Exchange Act, CICC and its affiliates may continue to act as exempt principal traders in the Shares on the Stock Exchange. These purchases may occur either in the open market at prevailing prices or in private transactions at negotiated prices, provided that any such purchase or arrangement complies with applicable law, including but not limited to the Takeovers Code, and is made outside the United States. Any information about such purchases will be reported to the SFC in accordance with the requirements of the Takeovers Code and, to the extent made public by the SFC, will be available on the website of the SFC at http://www.sfc.hk and the Stock Exchange at www.hkexnews.hk.

By order of the board of	By order of the board of
Sunshine Lake Pharma Co., Ltd.	YiChang HEC ChangJiang
ZHANG Yingjun	Pharmaceutical Co., Ltd.
Chairman	TANG Xinfa
Chairman
Hubei, the PRC
25 November 2024

As at the date of this joint announcement, the Offeror’s directors are Dr. ZHANG Yingjun, Dr. LI Wenjia, Mr. Zhang Yushuai, Mr. TANG Xinfa, Mr. ZHU Yingwei, Ms. DONG Xiaowei, Ms. WANG Lei, Dr. LI Xintian, Dr. MA Dawei, Dr. YIN Hang Hubert and Dr. LIN Aimei. The directors of the Offeror jointly and severally accept full responsibility for the accuracy of the information contained in this joint announcement (other than in relation to the Company or the Directors in their capacity as such) and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this joint announcement (other than those expressed by the Company or the Directors in their capacity as such) have been arrived at after due and careful consideration and there are no other facts not contained in this joint announcement the omission of which would make any of the statements in this joint announcement misleading.

As at the date of this joint announcement, the Board consists of Mr. JIANG Juncai, Mr. WANG Danjin, Mr. LI Shuang and Mr. CHEN Hao as executive Directors; Mr. TANG Xinfa as non-executive Director; and Mr. TANG Jianxin, Ms. XIANG Ling and Mr. LI Xuechen as independent non-executive Directors. The Directors jointly and severally accept full responsibility for the accuracy of the information contained in this joint announcement (other than in relation to the Offeror or its directors in their capacity as such) and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this joint announcement (other than those expressed by the Offeror or its directors in their capacity as such) have been arrived at after due and careful consideration and there are no other facts not contained in this joint announcement the omission of which would make any of the statements in this joint announcement misleading.

东阳光药与三生制药就苯磺酸克立福替尼开展合作

THE COOPERATION BETWEEN

SUNSHINE LAKE PHARMA AND 3SBIO INC.

IN RELATION TO CLIFUTINIB BESYLATE

2024年11月25日，广东东阳光药业股份有限公司（以下简称东阳光药）及其子公司宜昌东阳 光长江药业股份有限公司（以下简称东阳光长江药业）与三生制药旗下沈阳三生制药有限责任公司（以下简称沈阳三生）就苯磺酸克立福替尼（以下简称克立福替尼）达成合作协议。

On 25 November 2024, Sunshine Lake Pharma Co., Ltd. (hereinafter referred to as Sunshine Lake Pharma) and its subsidiary, YiChang HEC ChangJiang Pharmaceutical Co., Ltd. (hereinafter referred to as YiChang HEC), entered into a cooperation agreement with Shenyang Sunshine Pharmaceutical Co., Ltd. (hereinafter referred to as Shenyang Sunshine) under 3SBio Inc. in relation to Clifutinib besylate (hereinafter referred to as Clifutinib).

 根据协议的条款，东阳光药将克立福替尼在中国大陆关于特定适应症的商业化权利独家许可给沈阳三生。东阳光药在协议有效期内有望收取人民币6,000万元首付款，此外还将有望收取研发注册及商业里程碑付款。研发注册里程碑付款取决于是否能达到协议的研究阶段及特定监管机构的批准。商业里程碑付款则取决于能否在各主要市场达到协议的年销售 额。在克立福替尼在中国首次商业销售并回款后以及在协议有效期内，东阳光药将每月向沈阳三生支付其该月相关净回款到账金额的约定百分比作为服务费。合作协议的有效期为签署日起到首次商业销售之日起至少十五年。同时，东阳光药将继续负责克立福替尼的研发、注册（包括作为上市许可持有人(MAH)）和生产；沈阳三生将独家负责克立福替尼在中 国大陆的商业化。

Pursuant to the terms of the agreement, Sunshine Lake Pharma exclusively licensed to Shenyang Sunshine the rights to commercialize Clifutinib in mainland China for specific indications. Sunshine Lake Pharma will receive an initial payment of RMB60 million and payments for research and development (hereinafter referred to as R & D) and sales milestone over the term of the agreement. The development and registration milestone payments are contingent upon reaching defined research stages and obtaining certain regulatory approvals within a specific timeframe, among other defined circumstances. The commercial milestone payments are contingent upon reaching defined annual sales thresholds. Following the first commercial sale of Clifutinib in China and in each month during the term of the agreement, Sunshine Lake Pharma will pay an agreed percentage of the net sale proceeds the Offeror received in respect of the sale of Clifutinib in China in that month as service fee to Shenyang Sunshine. The agreement’s term is from the date of signing of the agreement to at least fifteen years following the date of the first commercial sale. Meanwhile, Sunshine Lake Pharma will continue to be responsible for the R & D, registration (including as a marketing authorization holder (MAH)) and manufacturing of Clifutinib, and Shenyang Sunshine will be exclusively responsible for the commercialization of Clifutinib in mainland China.

克立福替尼是东阳光药自主研发的第二代高选择性FLT3口服小分子抑制剂，拟定适应症 为FLT3-ITD突变的急性髓性白血病（AML）。相较于第一代药物，克立福替尼展现出更强 的FLT3抑制活性，更低的脱靶风险与更优的安全性。

Clifutinib, the second-generation of a highly selective oral small molecule inhibitor for FLT3, is independently developed by Sunshine Lake Pharma with the proposed indication of acute myeloid leukemia (AML) with FLT3-ITD mutation. Compared with the first-generation drug, Clifutinib exhibits stronger FLT3 inhibitory activity, potential of lower off-target effect and better safety profile.

AML是中国最常见的白血病亚型，占所有白血病患者的一半以上。AML在30岁以下的人群中发病率比较低，之后随年龄逐渐升高，在70岁以上的老年人群中发病率最高，中位发病年龄68岁。AML进展快速，是死亡率最高的白血病亚型，由于起病隐匿、病情危重，使临床上对AML进行治疗面临较大挑战，亟需更好的创新药物以满足临床需求。

AML is the most common subtype of leukemia in China, accounting for more than half of all leukemia patients. The incidence of AML is relatively low in people under 30 years of age, and then gradually increases with age. It has the highest incidence in the elderly population over 70 years of age, with a median age of onset of 68. AML progresses rapidly, and is the subtype of leukemia with the highest mortality rate. Due to its insidious onset and critical condition, AML is challenging to treat in the clinical setting, which urges for better innovative drugs to meet the clinical needs.

克立福替尼单药治疗复发╱难治AML目前正在国内进行III期临床，是国内首个进入III期临床的国产高选择性FLT3抑制剂，其联合化疗针对初治AML患者的Ib/II期临床也正在同步开展。早前I期结果显示，克立福替尼在AML患者表现出较高的CR/CRh率和良好的耐受性。

Clifutinib monotherapy for relapsed/refractory AML has entered Phase III clinical trial, which is the first highly selective FLT3 inhibitor developed domestically to enter Phase III clinical trial in China, and its Phase Ib/II clinical trial in combination with chemotherapy for naive AML patients is being carried out simultaneously. Early phase I results showed that Clifutinib exhibits high CR/CRh rate and good tolerability in AML patients.

东阳光药坚持创新和国际化战略，以开发未满足的临床需求药物为己任，在代谢、肿瘤、感染等治疗领域取得了一系列重要成就。目前，公司正在快速推进克立福替尼的III期临床试验，希望尽快为AML患者的治疗带来新的机遇。

Sunshine Lake Pharma, with its mission of developing drugs with unmet clinical needs, focuses on its innovation and internationalization and has made significant achievements in therapeutics areas such as metabolic disease, oncology and anti-infective. Currently, the company is fast-tracking the Phase III clinical trial of Clifutinib in the hope of bringing new treatment opportunities for AML patients as soon as possible.

东阳光药董事长张英俊博士表示：「很高兴与三生制药达成克立福替尼的商业化合作。东阳光药致力于在感染、慢病、肿瘤三大领域为患者带来更好的药物。苯磺酸克立福替尼作为国产药物首个进入III期临床的高选择性FLT3口服小分子抑制剂，早期临床已验证了突出的临床疗效和良好的安全性，展示了巨大的临床价值。三生制药作为中国领先的生物技 术公司，具有高效的推广团队和强大的商业化能力，尤其在血液疾病领域，与苯磺酸克立福替尼的临床价值深度契合，我们期待双方充分发挥各自的优势，尽早推进上市和商业化，为国内AML患者带来新的治疗曙光。」

Dr. ZHANG Yingjun, the Chairman of Sunshine Lake Pharma, commented that, ‘‘We are very pleased to cooperate with 3SBio Inc. in the commercialization of Clifutinib. Sunshine Lake Pharma is committed to bringing better medicines to patients in the three major areas of anti- infective, chronic disease and oncology. Being the first highly selective oral small molecule inhibitor for FLT3 developed domestically to enter Phase III clinical trial, Clifutinib has been verified by early clinical trials for its outstanding clinical efficacy and favorable safety profile, demonstrating great clinical value. 3SBio Inc., as a leading biotechnology company in China with an efficient promotion team and strong commercialization capabilities, especially in the field of blood disorders, is highly compatible with the clinical value of Clifutinib besylate. We look forward to both parties fully utilizing their respective strengths to ensure a swift launch and commercialization, thereby bringing a new ray of hope for AML patients in China.’’

 三生制药董事长兼首席执行官娄竞博士表示：「白血病是威胁人类健康的常见恶性肿瘤之一，其中急性髓系白血病为最常见类型。三生制药始终以未满足的临床需求为目标，致力于不断为患者带来更好的临床解决方案。东阳光药的克立福替尼作为第二代FLT3抑制剂，具有创新的作用机制，在前期的临床试验中也观察到了良好的疗效。我们期待该产品早日获批上市。三生制药与东阳光药将一起携手努力，共同为患者造福。」

Dr. LOU Jing, the Chairman and Chief Executive Officer of 3SBio Inc., commented that, ‘‘Leukemia is one of the most common malignancies threatening people’s health, and acute myeloid leukemia is the most common type of it. With an unwavering emphasis on unmet clinical needs, 3SBio Inc. is committed to bringing better clinical solutions to patients on a continuous basis. Sunshine Lake Pharma s Clifutinib, a second-generation FLT3 inhibitor, has an innovative mechanism of action with good efficacy being observed in early clinical trials. We look forward to its early approval for launch in the market. 3SBio Inc. will collaborate with Sunshine Lake Pharma for the betterment of patients.’’

关于FLT3

FLT3是一种受体酪氨酸激酶，对造血干细胞的正常发育起着至关重要的作用，大约三分之一的AML患者携带FLT3突变。FLT3抑制剂通过干扰FLT3-ITD突变驱动的细胞无限增殖及抗凋亡机制，从而达到对AML有效治疗的目的。

About FLT3

Approximately one-third of AML patients carry mutation in FLT3, a receptor tyrosine kinase that plays a critical role in the normal development of hematopoietic stem cells. FLT3 inhibitors are effective in the treatment of AML by interfering with the unlimited cell proliferation and anti-apoptosis mechanisms driven by the FLT3-ITD mutation.

关于东阳光药

广东东阳光药业股份有限公司成立于2003年，是一家综合性制药公司，从事药物的研发、 生产和商业化；东阳光药涵盖创新药，改良型新药、仿制药和生物类似药等，经过二十多年的积累，已建成行业领先的研发平台、符合国际标准的生产设施与覆盖全球的销售网络。公司战略性地聚焦感染、慢病及肿瘤等治疗领域，在全球拥有147款获批药物，超过 100款在研药物，包括45款一类在研创新药，其中三款创新药递交上市申请及十款在研创新药物处于II期或III期临床试验。东阳光药的使命是为全球患者提供创新、优质及可负担的药物。东阳光药的愿景是专注于创新和国际化，凭借优秀的商业化能力成为世界一流的制药企业。

About Sunshine Lake Pharma

Established in 2003, Sunshine Lake Pharma is a vertically integrated pharmaceutical company focused on the R & D, production, and commercialization of innovative drugs, and has a presence in the field modified new drugs, generic, and biosimilars. Since its founding, Sunshine Lake Pharma has built industry-leading R & D platforms, manufacturing facilities, and a global sales network. The company strategically targets infectious diseases, oncology, and chronic metabolic diseases, with 147 approved drugs in the world and more than 100 drugs in the pipeline, including 45 Class I innovative drug candidates among which three innovative drugs are under review for launching and ten innovative drug candidates in Phases II or III clinical trials. Sunshine Lake Pharma’s mission is to provide innovative, high-quality and affordable medications to patients around the world and its vision is to become a world-class pharmaceutical company by focusing on innovation, internationalization and leveraging our excellent commercialization capabilities.

关于三生制药

三生制药是一家集研发、生产和销售为一体的生物制药领军企业，致力于以高质量的药品提高患者生存质量，为人类健康造福。目前，公司拥有100余项国家发明专利授权，40余 种上市产品，覆盖肾科、肿瘤科、自身免疫性疾病、眼科及皮肤科等多种治疗领域。公司 拥有抗体药物国家工程研究中心以及生物药和化药双平台的4大研发中心，共有28种在研 产品，其中25种为国家新药，并拥有符合GMP标准的5大生产基地。未来，三生制药将继续秉持「珍爱生命、关注生存、创造生活」的理念，全力打造全球领先的中国生物制药企业。

About 3SBio Inc.

3SBio Inc. is a leading biopharmaceutical company integrating R & D, production and sales, with a focus on improving the life quality of patients with high quality medicines to benefit people’s health. The company currently owns more than 100 national invention patents and has launched more than 40 products on the market, covering several treatment fields including, among others, nephrology, oncology, autoimmune, ophthalmology and dermatology. The company has a National Engineering Research Center of Antibody Medicine and four R & D bases with dual platforms for biopharmaceutical and chemical medicines. Amongst the 28 product candidates within the company’s active pipeline, 25 are being developed as innovative drugs in China. The company also owns five production bases that are GMP-compliant. In the future, 3SBio Inc. will continue to uphold the vision of ‘‘Care for Life, Cherish Life, Create Life’’ to build a world-leading biopharmaceutical company in China.